[Letterhead of Ambassadors, International, Inc.]

November 28, 2006

VIA EDGAR AND FAX (202) 772-9202

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ambassadors International, Inc. (the “Company”)

Form 10-K (year ended December 31, 2005)

Form 10-Q (period ended September 30, 2006)

File No.: 000-26420

Dear Mr. Humphrey:

We hereby respond to the comments set forth in your letter dated November 14, 2006 (the “Letter”) after your review of the Company’s response letter dated November 13, 2006. The Company has filed this letter via EDGAR (tagged “Correspondence”). For your convenience, we are also providing a copy via fax.

Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Year Ended December 31, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

Passenger Ticket Revenue and Cruise Onboard and Other Revenues, page 15

1.	Refer to your responses to our previous comments 4 in your letter dated November 13, 2006 and 17 in your letter dated October 20, 2006. It appears that your responses contradict each other. The first line of the second paragraph in your response to comment 17 referenced above indicates gross treatment (full recognition of revenue and corresponding cost of sales), while you have indicated you utilize net treatment in your response to comment 4 in your most recent letter. From your income statement presentation in your Forms 10-Q, it appears you utilize net treatment, consistent with

Securities and Exchange Commission Letter

November 28, 2006

your most recent response. Please clarify. If your most recent response supporting the use of net treatment is inaccurate, please provide additional information supporting your use of gross treatment, consistent with your response dated October 20, 2006.

Response:

The Company records the insurance related revenue on a net basis in accordance with EITF 99-19 and Staff Accounting Bulletins 101 and 104. Our response in the letter dated October 20, 2006 described our internal accounting for this revenue stream and recording the revenue and related costs in separate accounts for internal tracking purposes. Our response should have clarified that for financial statement reporting purposes we present insurance related revenue on the net basis. Our response in the letter dated November 13, 2006 appropriately describes our accounting treatment for insurance related revenue within our cruise segment.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Part 1. Financial Information

Item 1. Financial Statements

Balance Sheet, page 1

2.	Supplementally explain to us the nature and origin of your restricted cash balance. Please include in your response support for classifying it as an investing activity in your Statement of Cash Flows.

Response:

The Company’s cruise passenger deposits are primarily received through credit card transactions. During the third quarter of 2006, the Company established a $9.6 million certificate of deposit with a bank in order to secure its processing of passenger deposits through credit cards. The certificate of deposit is considered to be a restricted investment and as such was reported on the Company’s cash flow as an outflow from investing activities as of September 30, 2006.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges your statement in the November 14, 2006 Letter that the purpose of the staff review is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission. We look forward to working with you in enhancing our disclosures in future filings.

Securities and Exchange Commission Letter

November 28, 2006

Once you have had the opportunity to review this response, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding any of the information provided, please contact me at (949) 759-5966 or by fax at (949) 759-5970.

Very truly yours,

/s/ Brian R. Schaefgen
Brian R. Schaefgen Chief Financial Officer

cc:	Amy Geddes, SEC – Division of Corporation Finance

Joseph J. Ueberroth, Ambassadors International, Inc.

Laura L. Tuthill, Ambassadors International, Inc.

Michael Gottlieb, Ernst & Young LLP

Kevin B. Espinola, Latham & Watkins LLP